SUB-ITEM 77C

The sole shareholder of (i) one Class A share of beneficial interest of MFS Inflation-Adjusted Bond Fund (the "Fund"), a series of MFS Series Trust IX, a Massachusetts business trust (the "Trust"); (ii) one Class B share of beneficial interest of the Fund; (iii) one Class C share of beneficial interest of the Fund; (iv) one Class I share of beneficial interest of the Fund; (v) one Class R1 share of beneficial interest of the Fund; (vi) one Class 529A share of beneficial interest of the Fund; (vii) one Class 529B share of beneficial interest of the Fund; and (viii) one Class 529C share of beneficial interest of the Fund, does hereby consent to and adopt the following votes for the action of the shareholders of the Fund:

(1) the terms of the Investment Advisory Agreement dated January 1, 2002, as amended, by and between the Trust, on behalf of MFS Inflation-Adjusted Bond Fund, and Massachusetts Financial Services Company ("MFS"); and

(2)      the selection of Deloitte & Touche LLP, independent public accountants;